October 10, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC20549

Attention: Ms. Kathy Churko

Re: SEI Insurance Products Trust (File No. 811-22862)

Ms. Churko:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for SEI Insurance Products Trust (the “Trust”), in a telephone conversation on September 11, 2014. The comments relate to the Trust’s December 31, 2013 annual report to shareholders and the June 30, 2014 semi-annual report to shareholders (collectively, the “Reports”), both of which were filed on Form N-CSR. Additionally, a comment relates to the March 31, 2014 quarterly schedule of investments, filed on Form N-Q.

SEI provides the Trust with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust. In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Reports; that staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Reports; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

Please disclose in the Reports that shares are not sold to the general public and only to certain insurance companies through a variable contract.

Trust Response to Comment 1

SEI agrees and will add language to the Reports going forward.

SEC Comment 2

In the Disclosure of Fund Expenses section of the Reports, disclose that the expense examples do not reflect expenses and charges which are, or may be imposed, under the investor’s variable contract issued by an insurance company. Please add this language and further explain that if said expenses and charges were included, the expenses would be higher.

Trust Response to Comment 2

SEI agrees and will add language to the Reports going forward.

©2014 SEI	1

SEC Comment 3

In Form N-Q, disclose valuation language in addition to the Funds’ schedule of investments.

Trust Response to Comment 3

SEI is currently disclosing the valuation language within Form N-Q via a footnote referencing the most recent Report. Additionally, SEI is disclosing the valuation language in Form N-Q for those Funds who have recently launched and there is no current Report to reference.

Please contact Peter Rodriguez at (610) 676-3309 if you have any questions or comments.

Very truly yours,

/s/ Peter Rodriguez

Peter Rodriguez
Controller and Chief Financial Officer

cc:	Robert A. Nesher

Russell Emery

Timothy D. Barto

©2014 SEI	2